UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

No.8 Sina Plaza, Courtyard 10, the West
XiBeiWang E. Road, HaiDian District
Beijing 100193, People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures

Press Release regarding Financial Results of Fourth Quarter and Fiscal Year 2016 Ended December 31, 2016 Issued by Weibo Corporation on February 22, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: February 24, 2017	By:	/s/Herman Yu
Herman Yu
Chief Financial Officer

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